TRIPPBIO, INC.

Financial Statements
For the Period May 1, 2020 to May 31, 2020



TrippBio, Inc.

Table of Contents



PIVOT CPAs

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
TrippBio, Inc.

We have reviewed the accompanying financial statements of TrippBio, Inc. which comprise the balance sheet as of May 31, 2020 and the related statements of operations, stockholders' deficit, and cash flows for the period May 1, 2020 (Inception) to May 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Pivot CPAs

Ponte Vedra Beach, Florida
July 24, 2020

238 Ponte Vedra Park Drive, Ponte Vedra Beach, FL 32082 | T:904-280-2053 | F:904-280-2055 | PivotCPAs.com

TrippBio, Inc.
Balance Sheet

		May 31, 2020
Assets		
Current assets:		
Cash	$	10,100
Total current assets		10,100
Total assets	$	10,100
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$	14,170
Advances from related parties		81,287
Loans from related parties		10,100
Total current liabilities		105,557
Commitments and contingencies (note 7)		
Stockholders' equity:		
Series A preferred stock, $0.001 par value - 100,000 shares authorized, 0 issued and outstanding as of May 31, 2020		-
Common stock, $0.001 par value – 99,900,000 shares authorized, 0 issued and outstanding as of May 31, 2020		-
Accumulated deficit		(95,457)
Total stockholders' deficit		(95,457)
Total liabilities and stockholders' deficit	$	10,100

The accompanying notes are an integral part of these financial statements.

TrippBio, Inc.
Statement of Operations

	For the period May 1, 2020 (Inception) to May 31, 2020	
Operating expenses:		
Related party allocated expenses	$	81,287
Patent acquisition costs		14,170
Total operating expenses		95,457
Operating loss before income taxes		(95,457)
Provision for income taxes		-
Net loss	$	(95,457)

The accompanying notes are an integral part of these financial statements.

TrippBio, Inc.
Statement of Stockholders' Deficit

	Preferred Stock	Common Stock	Accumulated Deficit	Total Stockholders' Deficit
Balance at May 1, 2020	$ -	$ -	$ -	$ -
Net loss		-	-	(95,457)	(95,457)
Balance at May 31, 2020	$ -	$ -	$ (95,457)	$ (95,457)

The accompanying notes are an integral part of these financial statements.

TrippBio, Inc.
Statement of Cash Flows

	For the period May 1, 2020 (Inception) to May 31, 2020
Cash flows from operating activities:	
Net loss	$ (95,457)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in accounts payable	14,170
Net cash used in operating activities	(81,287)
Cash flows from financing activities:	
Borrowings from related parties	10,100
Advances from related parties	81,287
Net cash provided by financing activities	91,387
Net increase in cash	10,100
Cash at beginning of period	-
Cash at end of period	$ 10,100

The accompanying notes are an integral part of these financial statements.

1.   Summary of Significant Accounting Policies

Description of Business

TrippBio, Inc. (the "Company" or "TrippBio") was incorporated in the State of Florida on May 1, 2020. The Company was created to commercialize new applications of existing drugs to fight infectious diseases. Currently these efforts are focused on battling the Coronavirus pandemic currently impacting the world.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all bank deposits and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Income Taxes

The Company accounts for income taxes under FASB ASC 740 "Income Taxes." Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. The Company has determined that there are no uncertain tax positions requiring recognition in the Company's financial statements.

The Company is subject to income tax in the U.S. federal jurisdiction and in various states.

Equity-Based Compensation

The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to members' equity during the period in which services are rendered.

1.   **Summary of Significant Accounting Policies (Continued)**

Recently Issued Accounting Pronouncements – Not Yet Adopted

TrippBio does not expect the future adoption of any recently issued accounting pronouncements to have a significant impact on results of operations, financial position or cash flows.

2.   **Going Concern**

TrippBio's financial statements for the period ending May 31, 2020, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Management plans to continue as a going concern and believes that current available resources will not be sufficient to fund the Company's operations over the next 12 months. The Company's ability to continue to meet its obligations and to achieve its business objectives is dependent upon, among other things, raising additional capital or generating sufficient revenue in excess of costs. At such time as the Company requires additional funding, the Company will seek to secure such additional funding from various possible sources, including the public equity market, private financings, sales of assets, collaborative arrangements and debt. If the Company raises additional capital through the issuance of equity securities or securities convertible into equity, stockholders will experience dilution, and such securities may have rights, preferences or privileges senior to those of the holders of common stock or convertible senior notes. If the Company raises additional funds by issuing debt, the Company may be subject to limitations on its operations, through debt covenants or other restrictions. There can be no assurance that the Company will be able to raise additional funds, or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be unable to execute its business plan, the Company could be required to delay or reduce the scope of its operations, and the Company may not be able to pay off its obligations, if and when they come due. The Company will continue to work with various funding sources to secure additional debt and equity financings. However, the Company cannot offer any assurance that it will be successful in executing the aforementioned plans to continue as a going concern.

The Company's financial statements do not include any adjustments that might result from the inability to implement or execute its plans to improve our ability to continue as a going concern.

3. **Related Party Transactions**

The majority owner of SpinUp Corporation ("SpinUp") has financial and management control of the Company and is therefore considered a related party. The mission of SpinUp is to create new technology companies based on innovative and patented research from university scientists. SpinUp licenses the technology patents, provides all operational, accounting and database systems, recruits the executive officers and board members and provides all the marketing expertise and assets to effectively drive financing through Regulation CF or Regulation A equity crowdfunding.

Effective May 15, 2020, the Company entered into a shared services agreement with SpinUp. Under the shared services agreement, SpinUp and TrippBio will have the right to borrow and lend funds to each other from time to time as needed and SpinUp will allocate to the Company costs it incurs on behalf of the Company related to various startup activities. During May 2020, SpinUp allocated costs of $81,287 to the Company. Costs allocated to the Company are included in advances from related parties on the accompanying balance sheet, are due on demand, and do not include interest.

Pursuant to a loan agreement dated May 21, 2020 SpinUp loaned $10,000 to the Company. The loan from SpinUp does not include interest and is due on demand.

4. **Equity**

Series A Preferred Stock

Holders of Series A Preferred Stock are entitled to 5,000 votes per share of Series A Preferred Stock held, on each matter submitted to the Company's stockholders with respect to change of control transactions, amendments to the Company's Articles or Bylaws that change the rights of Series A Preferred Stock, or issuance of new classes of stock. The majority holder of Series A Preferred Stock is entitled to appoint one member to the Board of Directors of the Company and appoint one independent stockholder to be a member of the Board of Directors of the Company. Other than certain voting and director rights, holders of Series A Preferred Stock shall have the same dividend, liquidation and other rights as that of the holders of the Common Stock.

5. **Stock Based Compensation and Options**

Restricted Stock Agreement

During May 2020, the Board of Directors approved the TrippBio, Inc. Restricted Stock Agreement (the "RSA"). The RSA provides for the issuance of restricted common shares, non-restricted common shares and other awards to employees, directors, and certain other persons and determines the vesting terms and other restrictions of any such grants. The RSA is intended to permit the Company to retain and attract qualified individuals and companies who will contribute to the overall success of the Company.

6.   Income Taxes

The Company has a net operating loss carryforward of $95,457 at May 31, 2020 and has recorded a deferred tax asset of $20,052 at the federal tax rate of 21%. The Company has applied a valuation allowance for the entire deferred tax asset as of May 31, 2020.

7.   Commitments and Contingencies

On May 21, 2020, TrippBio signed a licensing agreement with University of Georgia Research Foundation ("UGARF) to exclusively make, use, import, and offer for sale, licensed products of UGARF. In consideration for the license, the Company agreed to issue common shares of the Company to UGARF that constitutes twenty percent (20%) of the total fully diluted common shares as of the effective date of the agreement. In addition, the Company has agreed to pay UGARF a royalty of 5% on net sales of licensed products sold by the Company or under sublicense agreements. As part of the licensing agreement, the Company agreed to reimburse UGARF for patent expenses incurred both before and after May 21, 2020. At May 31, 2020, unreimbursed patent expenses of $14,170 are included in accounts payable on the accompanying balance sheet.

8.   Subsequent Events

The Company has evaluated the accounting and disclosure requirements for subsequent events through July 24, 2020, the date of this report.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus has spread globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic could have on the Company's financial condition and future results of operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of future operations or financial condition.

Incentive Compensation Plan

Effective July 2, 2020 the Board of Directors approved the TrippBio, Inc. Incentive Compensation Plan (the "Plan") to assist in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company. The Company may grant certain stock-based awards including stock options and stock appreciation rights to any eligible person as defined by the Plan. The Plan reserves 15,000,000 common shares of the Company for delivery under the Plan.

Clinical Development Master Services Agreement

Effective July 7, 2020, the Company entered into the Clinical Development Master Services Agreement ("MSA") with Linical Accelovance America, Inc. ("Linical") to provide professional clinical trial services for various projects including Investigational New Drug applications, project management, investigative site management, monitoring, data management, lab services, and patient recruitment of clinical studies. The agreement requires the Company to pay $20,000 to Linical for initiating clinical research services for the initial clinical trial.

8.   **Subsequent Events (Continued)**

The MSA allows the Company to contract Linical for multiple project work orders for projects or studies. Fees and expenses related to the services of Linical will be specific to each work order. The Company or Linical may terminate the MSA or any work order upon sixty days written notice.

The Company shall own all rights in and to each invention, discovery, trade secret and other intellectual property, including an improvement, whether patentable or not, that is conceived, reduced to practice or otherwise made by Linical as a result of or in connection with the performance of services under the MSA.

Equity Transactions

On July 7, 2020, the Company issued 21,400 shares of Series A Preferred Stock and 321,000 shares of common stock to SpinUp. Also on July 7, 2020, the Company granted 329,560 shares of common stock to certain members of management and advisors of the Company and approved an additional 1,468,040 shares to be issued to certain management, consultants and advisors.

The 650,560 shares of common stock and the 21,400 shares of Series A Preferred Stock were issued under the terms of the Restricted Stock Agreement but were fully vested at the date of grant. These shares were considered Founders Shares and were issued at no cost to the recipients.

Form C

On July 8, 2020, the Company entered into an agreement authorizing Netcapital Inc. to file Form C with the United States Securities and Exchange Commission ("SEC") pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503). The Company intends to raise capital by offering and selling a certain number of shares of common stock through the online funding portal provided by NetCapital Funding Portal Inc. ("Netcapital"). Netcapital is registered with the SEC as a funding portal and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").